Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the

CDI Corporation 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corporation or our report dated June 17, 2005 with respect to the statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for the plan benefits for the years then ended and the related supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 which report appears in the December 31, 2004 annual report on Form 11-K of the CDI Corporation 401 (k) Savings Plan.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 27, 2005